Messerli & Kramer P.A.
150 South Fifth Street, Suite 1800
Minneapolis, Minnesota 55402
November 27, 2006
VIA EDGAR SYSTEM
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Uroplasty, Inc. — Amendment No. 1 to SB-2 Registration Statement SEC File No. 333-138265
Ladies and Gentlemen:
     This letter responds to comments of the Staff expressed in the letter dated November 17, 2006, from Russell Mancuso, Branch Chief. We advise you as follows (responses below are to the comments of the same number in the Staff’s letter):
1.	We have updated Amendment No. 1, filed with this letter, to include all non-Rule 430A information, as requested.

2.	We have updated Amendment No. 1 to include the company’s financial information for the three and six months ended September 30, 2006.

3.	Based upon our telephone conversation with Donald Hunt of the Staff, we understand that the Staff seeks an update as to the Company’s plans for its filed, but not yet effective, registration statement on Form SB-2, SEC File No. 333-128313 (the “Warrant Registration Statement”). The Company does plan on moving forward with the Warrant Registration Statement in the next few weeks. As we orally explained to Mr. Hunt, we held off on filing an amendment to the Warrant Registration Statement after receiving the Staff’s comments on it because of a depressed stock price and a belief that warrantholders wouldn’t exercise their warrants. Then, once the Company’s stock price recovered, we decided to file the $12 million primary offering that is the subject of this current registration statement. We wanted to get the SEC’s comments (to which this letter responds) before filing any further amendment to the Warrant Registration Statement.
     Mr. Hunt also inquired as to whether any parties had rights to registration with respect to the Warrant Registration Statement. We advise the Staff that CCRI (a former consultant to the Company) bargained to have shares registered under the Warrant Registration Statement when, as and if it becomes effective.
     We understand the Staff’s remaining general comments and will appropriately provide an acceleration request letter when the Company is prepared for effectiveness on the current registration statement.
Very truly yours,

/s/ Jeffrey C. Robbins
Jeffrey C. Robbins